Exhibit 99.3

FOR IMMEDIATE RELEASE:                            CONTACT: Andrea J. Keller
August 10, 1998                                            Frederick Brewing Co.
                                                           888-258-7434, x120

                        WILD GOOSE BREWERY SAVES THE BAY
                 Wild Goose and Chesapeake Bay Foundation Work
                      to Preserve Oyster Population in Bay

FREDERICK, MD--Wild Goose Brewery announced today its co-sponsorship of the Chesapeake Bay Foundation (CBF) Adopt-an-Oyster program, committed to preserving the oyster population in the Chesapeake Bay.

Together with Annapolis-based WRNR Radio, Wild Goose Brewery, Inc. and the Chesapeake Bay Foundation (CBF) are encouraging consumers to "adopt" oysters and help preserve the future of the Bay. Wild Goose summer beer displays feature tear cards giving consumers the opportunity to donate $10 to support CBF's reef restoration and oyster gardening projects, as well as CBF efforts to rebuild oyster reefs by purchasing oysters from Tangier watermen and transplanting them on protected reefs.

"We're very excited to participate in the CBF's Adopt-an-Oyster program," said Jim Lutz, president of Wild Goose Brewery. "This is an excellent program and although we have relocated to Frederick, we remain committed to the Chesapeake Bay region and increasing awareness of the Chesapeake Bay Foundation's efforts to preserve the future of the Bay."

The health of the Chesapeake Bay is in jeopardy. Less than one percent of historic levels of oysters remain today. A hundred years ago, the Chesapeake Bay oyster population could filter the entire Bay in three to six days. Today, it would take the existing oyster stocks at least a year to do the same job. As filter feeders, oysters remove sediment and algae that are harmful to the Bay's plants and animals--a healthy adult oyster can filter about 50 gallons of water a day.

The Chesapeake Bay Foundation is the largest nonprofit organization working to restore and sustain the Bay's ecosystem. With more than 83,000 members nationwide, CBF supports programs in environmental education and resource protection.

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Wild Goose Brewery Saves the Bay
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Named one of the Top Ten Breweries in the World by the World Beer Championships
in 1997, Wild Goose Brewery, Inc. is committed to helping preserve the Chesapeake Bay watershed. Partners since 1995, the brewery and CBF are working together to ensure the future of the Bay through the Adopt-an-Oyster program. Look for Wild Goose Adopt-an-Oyster donation tear cards on Wild Goose beer displays at your local retailer, and visit Wild Goose and WRNR radio at your favorite bars and restaurants this summer.

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